INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

May 17, 2017

Mr. Kenneth Ellington
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Re:	Investment Managers Series Trust 811-21719 -Shareholder Reports

This letter summarizes the comments provided by Mr. Kenneth Ellington of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 3, 2017, regarding Sarbanes Oxley Act review of shareholder reports on Form N-CSR for the below funds (each a “Fund” and collectively, the “Funds”). Responses to all the comments are included below:

	Series Identifier	Series Name	FYE
1	S000043915	361 Global Counter-Trend Fund	10/31/2016
2	S000047418	361 Global Long/Short Equity Fund	10/31/2016
3	S000042931	361 Macro Opportunity Fund	10/31/2016
4	S000035128	361 Managed Futures Strategy Fund	10/31/2016
5	S000035127	361 Market Neutral Fund	10/31/2016
6	S000045893	AAM/HIMCO Short Duration Fund	6/30/2016
7	S000044745	Aristotle International Equity Fund	12/31/2016
8	S000051355	Aristotle Small Cap Equity Fund	12/31/2016
9	S000047916	Aristotle Strategic Credit Fund	12/31/2016
10	S000051354	Aristotle Value Equity Fund	12/31/2016
11	S000036254	Aristotle/Saul Global Opportunity Fund	12/31/2016
12	S000032109	BearlyBullish Fund	3/31/2016
13	S000030789	Center Coast MLP Focus Fund	11/30/2016
14	S000044743	LS Theta Fund	12/31/2016
15	S000032979	Palmer Square Absolute Return Fund	4/30/2016
16	S000044040	Palmer Square Income Plus Fund	1/31/2016
17	S000052274	Robinson Opportunistic Income Fund	12/31/2016
18	S000046847	Robinson Tax Advantaged Income Fund	12/31/2016
19	S000033633	State Street/Ramius Managed Futures Fund	12/31/2016
20	S000034478	Towle Deep Value Fund	9/30/2016
21	S000011379	Zacks All-Cap Core Fund	11/30/2016
22	S000044038	Zacks Dividend Fund	11/30/2016
23	S000022612	Zacks Market Neutral Fund	11/30/2016
24	S000032900	Zacks Small-Cap Core Fund	11/30/2016

General

Management Discussion of Fund Performances

1.
In the management discussions of fund performances (‘MDFP”), please add a statement that “for more recent updated information, please see financial highlights in this report” in the discussion of the funds’ expense ratios section in future reports.

Response: The Registrant will add the requested disclosure in future reports.

Schedule of Investments

2.	For future reports, specify or state the class of shares of other investment companies held by a fund in the Schedule of Investments.

Response: The Registrant will add the requested disclosure in future reports.

3.	State or include the dividend rate for preferred securities in the Schedule of Investments in future reports.

Response: The Registrant will add the requested disclosure in future shareholder reports.

4.
For future reports, include a summary of investments by country or geographic region for global and international funds with significant investments outside of the U.S. pursuant to paragraphs 20-21 of FASB ASC 825-10-50.

Response: The Registrant will make the requested disclosure in future reports.

Expense Recoupment Period

5.
The Financial Highlights for certain Funds include expense ratios that are in addition to the presentation required by Item 13 of Form N-1A in order to show expenses excluding short dividend expenses and interest expenses, revise the disclosure to only present the required expense ratios in the table and to present any additional expense ratio disclosures (e.g., the “ratio of expenses to average net assets excluding dividends on securities sold short and interest expenses”) in a note to the table for future reports.

Response: The Registrant will make the requested disclosure in future reports.

6.
The Funds’ prospectuses and the “Notes to Financial Statements” state the respective Fund’s advisor is permitted to seek reimbursement from the Fund of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. The SEC staff’s position is that recoupment plans should be limited to three years from the date of the waiver/reimbursement and that recoupment of waived fees and reimbursed expenses is probable if the recoupment period is in excess of three years. Please state in the response letter whether the Registrant has performed an assessment for the recording of a liability pursuant to FASB ASC 946-20-25-4 and criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, and the criteria in FASB ASC 450-20-25-2 and its conclusions. In addition, please state in the response letter whether the Funds’ independent registered public accountant has reviewed the Registrant’s assessments and its conclusions.

Response: The Registrant has considered these factors in its assessment of criteria in FASB ASC 450-20-25-2. A fund is obligated to repay the advisor for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter. While the Funds’ expense recoupment period is based on three full fiscal years after the date of the waiver or payment of expense reimbursements, the slightly longer period has little or no bearing on a Fund’s ability to attract assets at a sufficient size to operate at a reduced expense ratio to a low enough level to permit repayment. Even if a Fund were to achieve such an asset level, there is no certainty that an open-end fund will be able to maintain those assets for the duration of the recoupment period due to factors outside of the controls of the Fund such as significant redemption of shares by investors at any time and or market depreciation. Therefore, the Registrant does not believe it meets the “probable” criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2. The Registrant will present its assessment of FASB 450-20-25-2 with its independent registered public accountant.

7.
For future reports, add disclosures in the Funds’ prospectuses and shareholder reports that the recapture provision is limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response: The Registrant confirms that any recapture provision is limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture, and will revised the footnote accordingly in future prospectuses and shareholder reports.

Forward Foreign Currency Contracts

8.	Disclose the settlement date and counterparty to each forward foreign currency contract in future reports.

Response: The Registrant will make the requested disclosure in future reports.

Options Contracts

9.	Please ensure that the reporting for options contracts comply with Rule 12-12 and 12-13 of Regulation S-X (i.e., include a description of the underlying investments) in future reports.

Response: The Registrant will make the requested disclosure in future reports.

SWAP Contracts

10.
Include in future reports the following disclosures for each open swap contracts pursuant to Rule 12-13 of Regulation S-X: (1) description and terms of payments to be received from another party; (2) description and terms of payments to be paid to another party; (3) counterparty; (4) maturity date; (5) notional amount; (6) value; (7) upfront payments/receipts; and (8) unrealized appreciation/depreciation. The underlying referenced assets of the swap should be included as part of the description. For swaps which pay or receive financing payments, disclose the financing rates.

Response: The Registrant will make the requested disclosure in future reports.

Bank Loans – AAM/HIMCO Short Duration Fund, Aristotle Strategic Credit Fund, Palmer Square Absolute Return Fund, and Palmer Square Income Plus Fund

11.
For future reports, if consent or amendment fees from bank loans are included in interest income, disclose such fees separately if they exceed five percent of the Total Investment Income amount shown in the Statement of Operations pursuant to Article 6-07 of Regulation S-X. In addition, disclose in the notes to financial statement the accounting policy used for bank loans including commitment fees and the amount of unfunded loan commitments, if applicable.

Response: The Registrant will make the requested disclosure in future reports.

Sector Concentrations

12.
The following Funds had significant investments in the sectors noted. Please disclose these significant investments in the principal investment strategies and principal investment risks sections of the prospectus.

361 Domestic Long/Short Equity Fund – 38.1% in Information Technology (Communications and Technology combined) as of 10/31/16
361 Global Long/Short Equity Fund – 28.1% in Information Technology (Communications and Technology combined) as of 10/31/16
Zacks All Cap Core Fund – 28.3% in Information Technology (Communications and Technology combined) as of 11/30/16
Zacks Dividend Fund – 29.7% in Financials as of 11/30/16
Zacks Small-Cap Core Fund – 27.5% in Financials as of 11/30/16

Response: The investment classifications used in the Funds’ shareholder reports are at the sector level, which are broader and generally include more than one industry and sub-industries. The Funds will consider adding relevant (i.e., information technology and financial sectors) sector and related risks disclosures in their next annual prospectus update. However, please note that the each of the above Funds do not have a policy to concentrate in any one industry or group of industries, which are more precise than the sector level. In addition, the investment sector classifications listed in the semi-annual and annual reports are only an indication of a fund’s investments at its fiscal year end, it should not be used to imply that the fund has a policy to concentrate in any one particular industry.

361 Managed Futures Strategy Fund

13.
The 361 Managed Futures Strategy Fund had significant investments, 32.1% in Asset-Backed Securities as of October 31, 2016, disclose this significant investment and related risks in the Fund’s prospectus under principal investment strategies and principal risks.

Response: The Registrant will add the requested disclosure to the Fund’s next annual prospectus update.

AAM/HIMCO Short Duration Fund June 30, 2016 Annual Report

14.
The Fund’s Prospectus states that the Fund will normally maintain an average maturity of less than 3 years and the Fund reported a 7.3 years dollar weighted average portfolio maturity on Form N-SAR. Please explain the discrepancy

Response: The 7.3 years dollar weighted average portfolio maturity reported on Form N-SAR was calculated based on the securities maturity date while the 3 years discussed in the Fund’s Prospectus is measured by a weighted average life calculation of the Fund which is defined to be “the average time to receipt of principal of each security weighted by such security’s respective contribution to the total market value of the Fund.”

Aristotle Saul Global Opportunities Fund

15.	For future reports, state separately dividend and interest income on the Statement of Operations pursuant to Article 6-07 of Regulation S-X.

Response: The Registrant will make the requested disclosure in future reports.

Palmer Square Absolute Return Fund April 30, 2016 Annual Report

16.	Considering the Fund’s significant investments, 47.6% in asset-backed securities, add accounting policy on asset-backed securities in the notes to the financial statements in future reports.

Response: The Registrant will make the requested disclosure in future reports.

Palmer Square Income Plus Fund January 31, 2016 Annual Report

17.	Considering the Fund’s significant investments in restricted securities, $305 million as of January 31, 2016, add restricted securities risks disclosure under Principal Risks in the Fund’s prospectus.

Response: The Registrant will add the requested disclosure to the Fund’s next annual prospectus update.

State Street/Ramius Managed Futures Strategy Fund

18.
The fees and expenses of investing in the Fund’s Cayman subsidiary are listed in the Fund’s prospectus fee table as “Acquired Fund Fees and Expenses” (“AFFE”). Since the financial statements of the Fund and subsidiary are consolidated, the Staff believes the fees and expenses of investing in the Cayman subsidiary should be included as part of the Fund’s “Other Expenses” or “Management Fees” for purposes of the Fund’s prospectus fee table. See the statements of the Staff set forth in the “Highlights of the September 13, 2012 Meeting” of the AICPA Investment Companies Expert Panel.

Response: Please note that the State Street/Ramius Managed Futures Strategy Fund was liquidated on April 28, 2017. However, the Registrant noted the SEC staff’s position on the reporting of Cayman subsidiary fees and expenses on the prospectus fee table.

19.	Please explain why there is no variation margin reported for futures contracts on the Fund’s Statement of Assets and Liabilities.

Response: The caption “Due from Broker” under “Assets” is the variation margin on futures contracts. The Registrant will revise the caption to add “variation margin” (i.e., “Due from Broker – variation margin”) in future relevant reports.

20.	Please explain why the expense ratios shown on the Fund’s prospectus fee table dated May 1, 2016 differ from those shown on the financial highlights for the fiscal year ended December 21, 2015.

Response: Effective April 1, 2016, the Subsidiary no longer pay its commodity trading advisors (“CTAs”) and incentive fee. Accordingly, the expense information in the May 1, 2016 prospectus fee table was restated to reflect the Fund’s current fees and expenses (please see note 2 to the prospectus fee table). The expense ratios reported in the financial highlights for the year ended December 31, 2015 included incentive fees paid to the CTAs.

Robinson Opportunistic Income Fund December 31, 2016 Annual Report

21.
The Statements of Changes in Net Assets reported distributions from “return of capital”, confirm in the response letter that the Fund complied with Section 19(a) of the Investment Company Act of 1940. In addition, please revise the distribution information available on the Funds’ website to clearly identify that a portion of the distributions included return of capital.

Response: As the Fund can only determine the final sources of their distribution when the underlying investments disclose such information typically in January. The source of the return of capital distribution was determined in January when such information was made available from its underlying investments. The return of capital distribution was reported on the Fund’s 2016 tax statement sent to shareholders.

The Registrant is working with the Fund’s advisor to make the requested revisions to the materials on the Fund’s website.

Towle Deep Value Fund

22.
Please explain why the line graph included in the Fund’s annual report was based on a $50,000 hypothetical investment while the Fund’s minimum initial investment amount is $5,000. See Instruction (d) to Item 27(b)(7)(ii)(A) of Form N-1A.

Response: The Registrant confirms that the line graph in future reports will be based on an assumed $10,000 initial investment in accordance with Item 27(b)(7)(ii)(A) of Form N-1A.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact the undersigned. Thank you.

Sincerely,

/s/RITA DAM
Rita Dam
Investment Managers Series Trust
Treasurer
626-914-1041